Exhibit 99.1

Copa Holdings Reports Financial Results for the Second Quarter of 2021

Panama City, Panama --- August 4, 2021.  Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the second quarter of 2021 (2Q21). The terms “Copa Holdings” and “the Company” refer to the consolidated entity.  The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the second quarter of 2019 (2Q19) (which the Company believes are more relevant than year-over-year comparisons due to the significant impacts in 2020 of the COVID-19 pandemic).

OPERATING AND FINANCIAL HIGHLIGHTS

▪

Copa Holdings reported a net profit of US$28.1 million for the quarter or US$0.66 per share. Excluding special items, the Company would have reported a net loss of US$16.2 million or US$0.38 per share. Special items include a US$33.9 million unrealized mark-to-market gain related to the Company’s convertible notes and a passenger revenue adjustment of US$10.4 million related to 2019 and 2020 sales.

▪

Copa Holdings reported an operating profit of US$8.7 million for the quarter. Excluding the US$10.4 million passenger revenue adjustment, the company would have reported an operating loss of US$1.7 million.

▪

Cash accretion, defined as cash proceeds minus disbursements, excluding extraordinary financing activities and asset sales but including capital expenditures and payment of financial obligations, averaged approximately US$21 million per month during the quarter.

▪

The Company ended the quarter with US$1.6 billion of available liquidity, consisting of approximately US$1.3 billion in cash, short-term and long-term investments, and US$345 million of committed and undrawn credit facilities.

▪	The Company closed the quarter with total debt, including lease liabilities, of US$1.6 billion.
▪	The Company’s flight operations, measured in terms of available seat miles (ASMs), represented approximately 48% of the capacity flown in the same period in 2019.
▪

During the quarter, 3 Embraer 190 aircraft exited the fleet as part of a previously agreed sale to a third party. As of June 30, 2021, there was one remaining Embraer 190 aircraft pending to be delivered to the buyer.

▪

Excluding the aircraft classified as assets held for sale, and including aircraft in temporary storage, Copa Holdings ended the quarter with a consolidated fleet of 81 aircraft – 68 Boeing 737-800s and 13 Boeing 737 MAX 9s, compared to a total fleet of 102 aircraft at the end of the first quarter of 2020.

▪	During the quarter, Copa Airlines had an on-time performance of 92.1% and a flight completion factor of 99.5%, once again positioning itself amongst the best in the industry.

Subsequent Events

▪	In July, Copa Airlines’ last remaining Embraer 190 aircraft was delivered to its new owner.
▪	The Company entered into an agreement for the sale of 6 737-700s and has now decided to keep the remaining 6 737-700s.

Consolidated Financial & Operating Highlights	2Q21	2Q19 (3)	Variance vs. 2Q19	1Q21	Variance vs. 1Q21
Revenue Passengers Carried (000s)	1,175	2,550	-53.9%	924	27.2%
RPMs (millions)	2,268	5,249	-56.8%	1,716	32.1%
ASMs (millions)	2,949	6,166	-52.2%	2,481	18.9%
Load Factor	76.9%	85.1%	-8.2 p.p.	69.2%	7.7 p.p.
Yield (US$ Cents)	12.4	11.8	4.9%	10.1	23.0%
PRASM (US$ Cents)	9.5	10.1	-5.2%	7.0	36.7%
RASM (US$ Cents)	10.3	10.5	-1.4%	7.5	37.8%
CASM (US$ Cents)	10.0	9.1	9.8%	10.6	-5.4%
CASM Excl. Fuel (US$ Cents)	7.6	6.2	22.3%	8.5	-10.4%
Fuel Gallons Consumed (millions)	35.3	79.31	-55.5%	29.1	21.4%
Avg. Price Per Fuel Gallon (US$)	1.98	2.22	-10.9%	1.75	13.0%
Average Length of Haul (miles)	1,930	2,058	-6.2%	1,858	3.9%
Average Stage Length (miles)	1,194	1,279	-6.7%	1,256	-5.0%
Departures	15,366	32,676	-53.0%	12,372	24.2%
Block Hours	46,426	106,425	-56.4%	38,851	19.5%
Average Aircraft Utilization (hours) (2)	8.0	11.2	-29.1%	6.6	21.3%
Operating Revenues (US$ millions)	304.3	645.1	-52.8%	185.7	63.9%
Operating Profit (Loss) (US$ millions)	8.7	82.6	-89.4%	(77.1)	-111.3%
Adjusted Operating Profit (Loss) (US$ millions) (1)	(1.7)	82.6	-102.0%	(77.1)	-97.8%
Operating Margin	2.9%	12.8%	-9.9 p.p.	-41.5%	44.4 p.p.
Adjusted Operating Margin (1)	-0.6%	12.8%	-13.4 p.p.	-41.5%	40.9 p.p.
Net Profit (Loss) (US$ millions)	28.1	50.9	-44.8%	(110.7)	-125.4%
Adjusted Net Profit (Loss) (US$ millions) (1)	(16.2)	50.9	-131.9%	(95.1)	-82.9%
Basic EPS (US$)	0.66	1.20	-45.0%	(2.60)	-125.3%
Adjusted Basic EPS (US$) (1)	(0.38)	1.20	-131.8%	(2.23)	-83.0%
Shares for calculation of Basic EPS (000s)	42,651	42,478	0.4%	42,571	0.2%

(1)	Excludes Special Items. This earnings release includes a reconciliation of non-IFRS financial measures to the comparable IFRS measures.
(2)	Average Aircraft Utilization is calculated based on the Company’s active fleet, excluding aircraft in storage as well as those classified as assets held for sale.
(3)	The Company believes that comparisons with 2019 are more relevant than year-over-year comparisons due to the significant impacts in 2020 of the COVID-19 pandemic.

MANAGEMENT’S COMMENTS ON 2Q21 RESULTS

Even though the aviation industry in Latin America still faces significant challenges due to the impact of the Covid-19 pandemic, international travel demand is showing some signs of recovery, mainly in countries without significant travel restrictions. However, several countries in the region continue to have travel restrictions and health requirements, which affect air travel demand and continue to limit the Company’s ability to further grow its capacity.

Despite these challenges, we managed to increase our capacity for the quarter to 48% of 2Q19 ASMs, compared to 39% of 1Q19 during the first quarter of 2021. Additionally, we successfully transitioned our Hub of the Americas® in Panama back to a six-bank connecting structure, which enables cost efficiencies and allows us to keep growing in frequencies and destinations and offer our customers more and better flight options.

During the quarter, the Company reported an operating profit of US$8.7 million and a net profit of US$28.1 million. Excluding special items, the Company would have reported an operating loss of US$1.7 million and a net loss of US$16.2 million. These figures compare to an operating loss of US$77.1 million and an adjusted net loss of US$95.1 million reported for the first quarter.  The quarter-over-quarter improvement was the result of an improved demand environment and lower ex-fuel unit costs, partially offset by higher fuel costs.

For the first time since the start of the pandemic, our operations resulted in cash accretion for the quarter, averaging US$21 million per month (excluding extraordinary financing activities and asset sales but including capital expenditures and payment of financial obligations), which was above the Company’s expectations, mainly driven by higher sales. With sequential monthly increases in capacity during both the second and third quarters, monthly cash proceeds from sales reflect future capacity levels while operating costs reflect second quarter capacity levels. This effect contributed to the cash accretion in the second quarter. We ended the quarter with a cash balance of US$1.3 billion and total liquidity of US$1.6 billion.

The Company has a proven and very strong business model, which is based on operating the best and most convenient network for intra-Latin America travel from its Hub of the Americas® based in Panama’s advantageous geographic position, with the region’s lowest unit costs, best on-time performance, and strongest balance sheet. Going forward, the Company believes that its Hub of the Americas® will be an even more valuable source of strategic advantage, especially if fewer intra-Latin America markets are able to sustain direct point-to-point service.  We believe our hub will be the best positioned to serve these markets. The Company expects to leverage its strong balance sheet, leading liquidity position, and lower cost base to continue strengthening its long-term competitive position and to implement initiatives to further strengthen its network and product in the post Covid-19 world.

OUTLOOK FOR 3Q21

As a result of the uncertainty regarding the Covid-19 pandemic and the impact of continuing travel restrictions, the Company is not providing financial guidance for full year 2021. However, subject to Covid-19 developments, including new government restrictions, among other factors, the Company currently expects its capacity in 3Q 2021 to reach approximately 4.5 billion ASMs or approximately 70% of the capacity during 3Q 2019. The Company expects total revenues of approximately US$415 million or about 58% of total revenues for 3Q 2019, and unit costs excluding fuel (Ex-Fuel CASM) of approximately 6.6 cents, a 14% decrease quarter over quarter.

Excluding any proceeds from asset sales and extraordinary financing activities but including capital expenditures and payment of current financial obligations, and assuming an all-in fuel price per gallon of $2.15, we expect to be cash neutral for 3Q 2021.

CONSOLIDATED SECOND QUARTER RESULTS

Operating revenue

Consolidated revenue for 2Q21 totaled US$304.3 million, mainly driven by passenger revenue.

Passenger revenue totaled US$281.3 million, a 54.7% decrease compared to the same period in 2019, on 52.2% less capacity. These results are mostly comprised of flown passenger ticket revenue, a US$10.4 million adjustment in unredeemed tickets related to 2019 and 2020 sales, and passenger-related ancillary revenue.

Cargo and mail revenue totaled US$16.7 million, a 1.4% increase compared to the same period in 2019, mainly related to higher cargo yields.

Other operating revenue totaled US$6.3 million, mainly revenues from non-air ConnectMiles partners.

Operating expenses

Fuel totaled US$70.2 million, a decrease of 60.4% compared to the same period in 2019, on 55.5% fewer gallons consumed, and a 10.9% lower effective fuel price.

Wages, salaries, benefits, and other employees' expenses totaled US$55.1 million, representing a 49.2% decrease compared to the same period in 2019, mainly driven by a reduced headcount.

Passenger servicing totaled US$7.5 million, a decrease of 70.6% compared to the same period in 2019, as a result of 51.7% fewer passengers and a simplified onboard product offering due to temporary COVID-19 biosafety protocols.

Airport facilities and handling charges totaled US$27.0 million, a decrease of 39.5% compared to the same period in 2019, related to 53.0% fewer departures, and partially offset by higher airport fees in North America.

Sales and distribution totaled US$28.4 million, representing a decrease of 44.5% compared to the same period in 2019, due to fewer sales in the quarter.

Maintenance, materials, and repairs totaled US$17.8 million, mainly comprised of material and component repairs, which include expenses for the reactivation of stored aircraft, as well as the monthly provision for the future return of leased aircraft and other expenses, including aircraft storage.

Depreciation and amortization totaled US$59.5 million, mostly comprised of owned and leased flight equipment, maintenance events and IT systems amortizations.

Flight operations totaled US$10.9 million related to overflight fees, a decrease of 57.2% compared to the same period in 2019, driven by 53.0% fewer departures.

Other operating and administrative expenses totaled US$19.1 million, mainly comprised of IT systems expenses, cargo expenses, as well as other overhead expenses.

Non-operating Income (Expense)

Consolidated non-operating income (expense) resulted in a net expense of US$19.2 million.

Finance cost totaled US$18.6 million, driven by US$9.5 million convertible notes interest expense, US$6.3 million related to loan interest and commission expenses and US$1.4 million in interest charges related to operating leases.

Finance income totaled US$2.7 million in proceeds from investments.

Net change in fair value of derivatives totaled a net US$33.9 million unrealized mark-to-market gain related to the Company’s convertible notes.

Gain (loss) on foreign currency fluctuations totaled US$0.8 million, mainly driven by the appreciation of the Brazilian real.

Other non-operating income (expense) totaled US$0.4 million.

About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to countries in North, Central and South America and the Caribbean. For more information visit: www.copa.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: 011 507 304-2774

www.copa.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S.A.

Income Statement - IFRS

(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	2Q21	2Q19	Change	1Q21	Change
Operating Revenues
Passenger revenue	281,258	620,538	-54.7%	173,095	62.5%
Cargo and mail revenue	16,689	16,464	1.4%	7,956	109.8%
Other operating revenue	6,311	8,100	-22.1%	4,626	36.4%
Total Operating Revenue	304,259	645,102	-52.8%	185,677	63.9%

Operating Expenses
Fuel	70,156	177,169	-60.4%	51,308	36.7%
Wages, salaries, benefits and other employees' expenses	55,071	108,342	-49.2%	54,575	0.9%
Passenger servicing	7,502	25,530	-70.6%	5,586	34.3%
Airport facilities and handling charges	27,021	44,698	-39.5%	22,044	22.6%
Sales and distribution	28,441	51,289	-44.5%	21,652	31.4%
Maintenance, materials and repairs	17,773	31,235	-43.1%	19,727	-9.9%
Depreciation and amortization	59,526	70,549	-15.6%	59,450	0.1%
Flight operations	10,891	25,450	-57.2%	9,410	15.7%
Other operating and administrative expenses	19,140	28,240	-32.2%	19,006	0.7%
Total Operating Expense	295,523	562,502	-47.5%	262,759	12.5%

Operating Profit (Loss)	8,736	82,601	-89.4%	(77,081)	-111.3%

Non-operating Income (Expense):
Finance cost	(18,625)	(13,573)	37.2%	(17,818)	4.5%
Finance income	2,745	6,041	-54.6%	2,853	-3.8%
Gain (loss) on foreign currency fluctuations	764	(2,213)	-134.5%	(1,809)	-142.2%
Net change in fair value of derivatives	33,898	-	n/m	(15,663)	-316.4%
Other non-operating income (expense)	417	(2,115)	-119.7%	(976)	-142.7%
Total Non-Operating Income/(Expense)	19,198	(11,859)	-261.9%	(33,412)	-157.5%

Profit (Loss) before taxes	27,935	70,742	-60.5%	(110,494)	-125.3%

Income tax expense	(138)	19,876	-100.7%	239	-157.7%

Net Profit (Loss)	28,073	50,866	-44.8%	(110,733)	-125.4%

EPS
Basic	0.66	1.20	-45.0%	-2.60	-125.3%

Shares used for calculation:
Basic	42,650,595	42,478,415		42,570,983

Copa Holdings, S. A. and subsidiaries	June	December
Consolidated statement of financial position	2021	2020
(US$ Thousands)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	256,764	119,065
Short-term investments	925,680	770,816
Total cash, cash equivalents and short-term investments	1,182,444	889,881

Accounts receivable, net	103,956	63,206
Accounts receivable from related parties	1,383	1,429
Expendable parts and supplies, net	70,867	74,319
Prepaid expenses	25,444	30,473
Prepaid income tax	14,264	16,716
Other current assets	7,825	7,805
	223,739	193,948
Assets held for sale	34,157	135,542

TOTAL CURRENT ASSETS	1,440,339	1,219,371

Long-term investments	99,235	119,617
Long-term accounts receivable	1,042	1,054
Long-term prepaid expenses	6,554	6,066
Property and equipment, net	2,255,792	2,147,486
Right of use assets	178,103	214,279
Intangible, net	88,031	95,568
Deferred tax assets	37,854	35,595
Other Non-Current Assets	15,136	14,348
TOTAL NON-CURRENT ASSETS	2,681,748	2,634,013

TOTAL ASSETS	4,122,088	3,853,385

LIABILITIES
Loans and borrowings	153,515	127,946
Current portion of lease liability	79,573	83,605
Accounts payable	97,355	63,461
Accounts payable to related parties	4,661	2,970
Air traffic liability	538,768	470,695
Frequent flyer deferred revenue	93,036	91,213
Taxes Payable	29,587	13,400
Employee benefits obligations	13,671	33,995
Income tax payable	1,912	1,023
Other Current Liabilities	3,801	252
TOTAL CURRENT LIABILITIES	1,015,879	888,561

Loans and borrowings long-term	1,283,447	1,035,954
Lease Liability	112,003	146,905
Net employee defined benefit liabilities	12,018	14,332
Derivative financial instruments	227,325	245,560
Deferred tax Liabilities	19,534	22,190
Other long - term liabilities	247,668	216,325
TOTAL NON-CURRENT LIABILITIES	1,901,994	1,681,265

TOTAL LIABILITIES	2,917,874	2,569,825

EQUITY
Issued Capital
Class A - 33,998,981 issued and 31,545,862 outstanding	21,284	21,199
Class B common stock - 10,938,125	7,466	7,466
Additional Paid-In Capital	94,588	91,341
Treasury Stock	(136,388)	(136,388)
Retained Earnings	1,324,025	1,931,086
Net loss	(82,660)	(607,062)
Other comprehensive loss	(24,099)	(24,082)

TOTAL EQUITY	1,204,214	1,283,560

TOTAL EQUITY & LIABILITIES	4,122,088	3,853,385

Copa Holdings, S. A. and subsidiaries

Consolidated Statement of Cash Flows

For the six months ended June 30,

(In US$ thousands)

	2021	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from (used in) operating activities	149,669	(56,632)	331,143
Cash flow used in investing activities	(119,776)	(48,009)	(8,691)
Cash flow from (used in) financing activities	107,806	253,205	(252,469)
Net increase in cash and cash equivalents	137,699	148,564	69,982
Cash and cash equivalents at January 1	119,065	158,733	156,158
Cash and cash equivalents at June 30	$256,764	$307,297	$226,140

Short-term investments	925,680	740,887	523,134
Long-term investments	99,235	94,540	144,072
Total cash and cash equivalents and investments at June 30	$1,281,679	$1,142,724	$893,346

Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non-IFRS financial measures: Adjusted Operating Profit, Adjusted Net Profit, Adjusted Basic EPS and Monthly Cash Consumption. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating profit and net profit. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Adjusted Operating Profit
and Adjusted Net Profit	2Q21	2Q20	1Q21	2Q19

Operating Profit as Reported	$8,736	$(357,875)	$(77,081)	$82,601
Add: Unredeemed Ticket Revenue provision reversal	$(10,395)	$12,341
Add: Fleet Impairment loss		$186,807
Add: Expected loss (gain) on Embraer assets held for sale		$50,048
Adjusted Operating Profit	$(1,659)	$(108,679)	$(77,081)	$82,601

Net Profit as Reported	$28,073	$(386,018)	$(110,733)	$50,866
Add: Unredeemed Ticket Revenue provision reversal	$(10,395)	$12,341
Add: Fleet Impairment loss		$186,807
Add: Expected loss (gain) on Embraer assets held for sale		$50,048
Add: Net change in fair value of derivatives	$(33,898)	$22,198	$15,663
Adjusted Net Profit	$(16,220)	$(114,624)	$(95,070)	$50,866

Reconciliation of Adjusted Basic EPS	2Q21	2Q20	1Q21	2Q19

Adjusted Net Profit	$(16,220)	$(114,624)	$(95,070)	$50,866
Shares used for calculation of Basic EPS	42,651	42,512	42,571	42,478
Adjusted Basic Earnings per share (Adjusted Basic EPS)	$(0.38)	$(2.70)	$(2.23)	$1.20

Reconciliation of Monthly Cash Accretion (Consumption) for 2020 and 2021	2Q21	1Q21	4Q20	3Q20
Beginning Cash balance	$1,203	$1,009	$1,006	$1,143
Ending Cash balance	$1,282	$1,203	$1,009	$1,006
Net cashflows in the quarter	$79	$194	$4	$(137)
Subtract: Net Proceeds from new Aircraft Financing & Pre Delivery Payments	$(21)	$241	$-	$-
Subtract: Others proceeds (assets sold and other non-op proceeds)	$36	$20	$23	$22
Add: Repayment of short term credit lines	$-	$-	$-	$50
Cash Consumption excluding extraordinary activities	$64	$(68)	$(19)	$(109)
Monthly Cash Accretion (Consumption) excluding extraordinary activities	$21	$(23)	$(6)	$(36)